15049833

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER	
8	52415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AVILA CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET, SUITE 16002
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD MCCABE — 732-713-5023
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP
(Name - *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, DENNIS DUMAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVILA CAPITAL MARKETS, INC., as of December 31 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT AND CHIEF COMPLIANCE OFFICER

Title

Notary Public

CLORISE BEASLEY
Notary Public - State of New York
NO. 01BE6125044
Qualified in Bronx County
My Commission Expires 04/04/2017

SWORN TO BEFORE ME THIS
DAY OF 2nd March 2015
STATE OF NEW YORK } S
COUNTY OF New York

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Review Report of Independent Registered Accounting Firm
- [ ] (p) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVILA CAPITAL MARKETS, INC.

Index

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Avila Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Avila Capital Markets, Inc. (a Delaware corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Avila Capital Markets, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Avila Capital Markets, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York

February 27, 2015

AVILA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	729,002
Due from brokers		46,148
Deposits with clearing brokers		786,514
Income taxes receivable		180,000
Prepaid expense and other assets		26,699
Restricted cash		196,884
Fixed assets, net		11,213
Total	$	1,976,460

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	27,816
Commissions and fees payable		4,516
Deferred rent credit		22,864
Total liabilities		55,196
Commitments and contingencies		
Subordinated borrowing		600,000
Stockholder's equity:		
Common stock, 1,000 shares authorized; $.001 par value; 510 shares issued and outstanding		1
Additional paid-in capital		1,322,353
Accumulated deficit		(1,090)
Total stockholder's equity		1,321,264
Total	$	1,976,460

See Notes to Statement of Financial Condition.

Note 1 - Business and summary of significant accounting policies:

Business:

Avila Capital Markets, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Avila Capital Markets Group, LLC (the "Parent"). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company offers full service brokerage products and services and also specializes in emerging market fixed income products on a riskless principal basis. The Company provides broker-dealer services as an introducing broker-dealer, clearing customer transactions through National Financial Services LLC, member NYSE/SIPC, a Fidelity Investment® company, on a fully disclosed basis. Consequently, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers and clearing organizations. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high-credit quality financial institutions and monitoring their credit ratings.

Note 1 - Business and summary of significant accounting policies (continued):

Concentrations of credit risk (continued):

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for allowance accounts will change.

Fixed assets, net:

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years.

Rent:

Rent is recognized on a straight-line basis over the term of the lease. The difference between the straight-line rent expense and the cash payment is reported as deferred rent credit in the statement of financial condition.

Revenue recognition:

Securities transactions and the related commission revenue are recorded on a trade date basis.

Income taxes:

Deferred income tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company's Federal, state and city income tax returns are subject to examination by taxing authorities. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company is no longer subject to income tax examinations by taxing authorities for years before 2011.

Note 1 - Business and summary of significant accounting policies (continued):

Income taxes (continued):

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2014.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on the their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 2 - Due from brokers and deposits with clearing brokers:

Due from brokers and deposits with clearing brokers at December 31, 2014 consists of $46,148 which represents the net proceeds received from trading activities and $786,514 of deposits on hand with the Company's clearing brokers.

Note 3 - Fixed assets, net:

Furniture and equipment are summarized as follows:

Furniture and equipment	$60,734
Less accumulated depreciation	49,521
	$11,213

Note 4 - Subordinated borrowing:

The borrowings under the subordinated loan agreement at December 31, 2014 are as follows:

Subordinated note, bearing interest at the rate of 3.25 percent per annum due June 1, 2015	$600,000

Interest expense incurred on the loan for the year ended December 31, 2014 amounted to $19,500 and a payment for the interest incurred during 2014 in the amount of $19,500 was made in December 2014.

The subordinated borrowing is subject to a subordinated loan agreement approved by FINRA effective May 23, 2012, as amended, effective May 1, 2013, payable to an officer of the Company. The $600,000 is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

On February 2, 2015, the Company and the officer entered into and FINRA approved a new $600,000 subordinated loan agreement funded by and replacing the loan due June 1, 2015. The new note bears interest at the rate of 3.25 percent per annum, is due March 1, 2018 and automatically extends for one year intervals thereafter absent thirteen month or more advance notice that the scheduled maturity date shall not be extended.

Note 5 - Related party transactions:

The Company and the Parent have an expense sharing agreement in place. The expense sharing agreement provides for the Company to reimburse the Parent for operating expenses relating to its broker-dealer activities. All regulatory and legal costs related to its broker-dealer activities are paid directly by the Company. For the year ended December 31, 2014, there were no expense-sharing activities with the Parent.

As more fully described in Note 4, a subordinated note is payable by the Company to an officer.

Note 6 - Income taxes:

For Federal income tax purposes, the Company intends to carryback its net operating loss and has recorded income taxes receivable of $180,000. For New York State and New York City income tax purposes, the Company estimates that it has a net operating loss carryforward of approximately $1,205,000, which will expire as follows:

2033	$ 566,000
2034	639,000
Total	$1,205,000

The state and local net operating loss carryforward gives rise to a deferred tax asset of approximately $173,000. However, the Company has determined that a valuation allowance of $173,000 against such deferred tax asset is necessary as it is uncertain that the carryforward will be utilized. The net change in the valuation allowance during 2014 amounted to $137,000.

The income tax benefit differs from the amount calculated by applying the statutory Federal rate to pretax income principally because of certain nondeductible expenses, state and local income taxes (net of the related federal tax benefit) and the valuation allowance for the Company's net operating loss.

Note 7 - Commitments and contingencies:

The Company is obligated under various non-cancelable lease agreements for office space and equipment, expiring in various years through December 31, 2016. Under the terms of the leases, the base rent is subject to escalations for increases in real estate taxes and operating costs.

The aggregate minimum annual rentals under the lease and agreed commitments are as follows:

Year Ending December 31	Amount
2015	$193,301
2016	196,883
Total	$390,184

The Company maintains $196,884 with a bank as restricted cash in the form of a letter of credit in favor of the landlord, as required by the lease agreement.

Note 8 - Concentration:

Substantially all of the commissions and fees are earned from customers who are located outside the United States. A majority of the commissions and fees are earned from customers located in Latin America and the Caribbean.

Note 9 - Off-balance sheet risk:

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss on a daily basis, and on an account-by-account basis. At December 31, 2014, the Company was not responsible for any unsecured debits. Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligation to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 10 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 11 - Profit sharing plan:

The Company has a 401(k) profit sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to contribution limits established by the Internal Revenue Service.

Note 12 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had a net capital of approximately $1,506,000, which is $1,456,000 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 3.66%.

The Company's clearing agreement with National Financial Services LLC includes Net Capital and Escrow Requirements of $1,500,000 and $750,000, respectively. The Company has at all times met these requirements at the end of each quarter.

Note 13 - Stockholder's equity:

The Parent made contributions of equity capital to the Company of $270,000 on March 31, 2014; $80,000 on December 29, 2014 and $54,000 on December 30, 2014, respectively, as an investment in the Company in the form of additional paid-in capital, for the Company's use in the conduct of the Company's business.